Exhibit 99.1

JD.com Announces Second Quarter 2014 Results

GMV in Q2 2014 Increased by 107% Year-Over-Year

Beijing, China—August 15, 2014—JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD), China’s largest online direct sales company, today announced its unaudited financial results for the quarter ended June 30, 2014.

Second Quarter 2014 Highlights1

•                  GMV for the second quarter of 2014 was RMB63.0 billion (US$10.2 billion), an increase of 107% compared with the second quarter of 2013.

•                  Net revenues for the second quarter of 2014 were RMB28.6 billion (US$4.6 billion), an increase of 64% from the second quarter of 2013.

•                  Active customer accounts2 increased from 19.6 million in the second quarter of 2013 to 38.1 million in the second quarter of 2014, an increase of 94%.

•                  Fulfilled orders in the second quarter of 2014 were 163.7 million, an increase of 126% from 72.6 million for the same period in 2013. Fulfilled orders placed through mobile accounted for approximately 24% of total orders fulfilled in the second quarter of 2014.

“JD.com had a strong quarter of growth, surpassing our target and capturing additional market share,” said Richard Liu, founder, Chairman and Chief Executive Officer of JD.com. “As China’s leader in online direct sales, we’re pleased to see that JD.com is becoming China’s most popular and trusted destination to purchase authentic products while enjoying world class customer service and convenient and speedy delivery through our own last-mile delivery network.”

“Looking ahead,” Mr. Liu continued, “we will focus on increasing JD.com’s market leadership by expanding the range of products and services available on our platform, optimizing our mobile offerings and penetrating into fast growing lower-tier cities. We are confident that these strategic initiatives, combined with the overall trend in China toward B2C e-commerce, will lay a solid foundation for our long-term growth.”

“Our solid performance for the second quarter reflects our ongoing efforts to provide the best customer experience while enhancing operational efficiency,” commented Sidney Huang, JD.com’s Chief Financial Officer. “Backed by our strong balance sheet and free cash flow, we will continue to invest strategically in fulfillment infrastructure, technology and new business initiatives to further strengthen our leadership in China’s direct B2C e-commerce market.”

Recent Business Highlights

•                  JD mobile launched its mobile virtual network operator (MVNO) business on May 15, 2014. Subscribers to JD mobile will enjoy benefits from JD.com, including discount shopping, financial services and other privileges.

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2014, which was RMB6.2036 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  Active customer accounts for a specified period are customer accounts that made at least one purchase during the specified period, whether through online direct sales or online marketplace but excluding Paipai and QQ Wanggou.

•                  JD.com launched level-one access on Tencent’s Weixin platform for selected Weixin users in Beijing and Shanghai on May 27, 2014, and subsequently rolled it out to all Weixin users in June 2014. JD.com also launched a level-one access point on Tencent’s Mobile QQ on August 8, 2014. With over 520 million active monthly users as of June 30, 2014, Mobile QQ brings JD.com to an even greater range of consumers throughout China, including younger audiences and residents of lower-tier cities.

•                  JD.com’s “Asia No.1” warehouse in Shanghai commenced trial operation in June, 2014. The state-of-the-art fulfillment center, which incorporates a high degree of automation, will improve fulfillment efficiency and increase our storage capacity.

•                  JD.com launched its Smart Hardware Cloud Platform in June 2014. As of June 30, 2014, the platform provides services to more than 100 smart hardware start-ups and traditional home appliance manufacturers, helping connect JD.com customers even more quickly with the latest smart products.

•                  JD.com pioneered and debuted China’s first reimbursable electronic invoice on June 27, 2014. In partnership with the tax authority, the successful roll-out of the reimbursable electronic invoice is a significant milestone in the promotion of a nation-wide drive to use electronic invoices, which will facilitate tax compliance and the realization of fair play for all e-commerce merchants and operators.

•                  Paipai, a subsidiary of JD.com, re-launched its site on July 17, 2014, with the goal of bringing JD.com’s superior shopping experience to China’s C2C space. The enhanced platform is dedicated to providing consumers with an increased selection of long-tail products. It also reduces marketing costs for sellers and prioritizes search relevance over advertising to attract more sellers, which provides customers a wider range of shopping options.

•                  JD.com launched its proprietary online marketing technology platform on May 22, 2014 to offer services to our suppliers and sellers on JD.com and third-party websites.

•                  JD.com extended its leadership in self-operated logistics capabilities among e-commerce companies in China. As of June 30, 2014, JD.com operated 97 warehouses with an aggregate gross floor area of approximately 1.8 million square meters, 1,808 delivery stations and 715 pickup stations. Our self-operated delivery network covered 1,780 counties and districts as of June 30, 2014, growing from 1,404 counties and districts as of March 31, 2014. The Company’s 211 program and next-day delivery program covered 111 and 622 counties and districts, respectively as of June 30, 2014, rising from 103 and 503 counties and districts, respectively as of March 31, 2014. The majority of our new delivery capabilities were added in lower-tier cities in China in the second quarter of 2014.

•                  JD.com had approximately 38,000 merchants on its online marketplace as of June 30, 2014 and a total of 62,061 full-time employees as of July 31, 2014.

•                  According to iResearch, JD.com’s share of China’s online direct sales market reached 54.3% in the second quarter of 2014.

Second Quarter 2014 Financial Results

GMV and Net Revenues.  GMV for the second quarter of 2014 was RMB63.0 billion (US$10.2 billion), up 107% from the second quarter of 2013. GMV from our online direct sales and our online marketplace business increased from RMB23.6 billion and RMB6.9 billion in the second quarter of 2013 to RMB39.2 billion and RMB23.8 billion respectively in the second quarter of 2014. GMV from electronics and home appliance products, increased from RMB20.0 billion in the second quarter of 2013 to RMB34.8 billion in the second quarter of 2014, while GMV from general merchandise and others increased from RMB10.5 billion in the second quarter of 2013 to RMB28.2 billion in the second quarter of 2014. Percentage of GMV from general merchandise and others of our total GMV increased from 34.6% in the second quarter of 2013 to 44.8% in the second quarter of 2014.

For the second quarter of 2014, JD.com reported net revenues of RMB28.6 billion (US$4.6 billion), representing a 64% increase from the same period in 2013. The increase in our GMV and net revenues were primarily due to the growth in our active customer accounts from 19.6 million in the second quarter of 2013 to 38.1 million in the second quarter of 2014, and the growth in the number of fulfilled orders from 72.6 million in the second quarter of 2013 to 163.7 million in the second quarter of 2014. Net revenues from online direct sales increased by 60%, and net revenues from services and others increased by 186% in the second quarter of 2014 as compared to the second quarter of 2013, primarily due to the increased revenue from our rapidly expanding online marketplace and advertising service.

Cost of Revenues.  Our cost of revenues increased by 60% from RMB15.9 billion in the second quarter of 2013 to RMB25.5 billion (US$4.1 billion) in the second quarter of 2014. The increase was primarily due to the growth of our direct sales business.

Fulfillment Expenses.  Our fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 105% from RMB1.0 billion in the second quarter of 2013 to RMB2.0 billion (US$0.3 billion) in the second quarter of 2014. This increase was primarily due to our expanding delivery service provided to the merchants on our marketplace, the seasonal increase in the number of our fulfillment employees to ensure the service level during our anniversary sales event in June of 2014, and the short-term integration cost in relation to the hiring of former Tencent e-commerce logistics staff.

Marketing Expenses.  Our marketing expenses increased by 149% from RMB0.4 billion in the second quarter of 2013 to RMB1.1 billion (US$0.2 billion) in the second quarter of 2014. This increase was primarily due to the amortization of intangible assets related to our strategic cooperation with Tencent. The increase was also driven by increased brand advertising and other marketing activities, including television commercials and online advertising during our special promotional campaign in June 2014 to celebrate our anniversary.

Technology and Content Expenses.  Our technology and content expenses increased by 92% from RMB218.2 million in the second quarter of 2013 to RMB420.0 million (US$67.7 million) in the second quarter of 2014. This increase was primarily due to the increase in the headcount of our technology employees, which included the addition of research and development talent after the Tencent transaction in March 2014 and the hiring of additional senior and experienced technology employees to execute our strategies to continuously improve our mobile and big data technologies.

General and Administrative Expenses.  Our general and administrative expenses increased by 184% from RMB160.6 million in the second quarter of 2013 to RMB455.4 million (US$73.4 million) in the second quarter of 2014. This increase was primarily due to the amortization of intangible assets related to our strategic cooperation with Tencent as well as the increase in share-based compensation expenses.

Net Loss.  Net loss for the second quarter of 2014 was RMB582.5 million (US$93.9 million), compared to RMB28.3 million for the same period last year. The increase was primarily due to amortization of intangible assets resulting from assets and business acquisitions related to the Tencent strategic partnership. Non-GAAP net loss3 for the second quarter of 2014 was RMB11.8 million (US$1.9 million) as compared to non-GAAP net income of RMB37.5 million in the second quarter of 2013.

3  As used in this press release, non-GAAP adjusted net income/(loss) is defined to exclude share-based compensation and amortization of intangible assets resulting from assets and business acquisitions from net loss. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net Loss Per ADS.  Net loss per ADS4 for the second quarter of 2014 was RMB5.86 (US$0.94), compared to RMB0.57 for the second quarter of 2013. The increase of net loss per ADS was primarily attributable to the non-cash preferred shares redemption value accretion of RMB6.5 billion recognized immediately before our initial public offering when the preferred shares were converted into ordinary shares. Non-GAAP net loss per ADS5 for the second quarter of 2014 was RMB0.01 (US$0.00) as compared to non-GAAP net income per ADS of RMB0.04 in the second quarter of 2013.

Cash Flow and Working Capital

As of June 30, 2014, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB35.2 billion (US$5.7 billion), compared to RMB14.6 billion as of December 31, 2013. For the second quarter of 2014, free cash flow6 was as follows:

	For the three months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
	(In thousands)
Net cash provided by/(used in) operating activities	643,702	(78,507)	(12,655)
Add: Impact from internet financing activities[7]	—	911,757	146,972
Less: Capital expenditures	(277,356)	(618,375)	(99,680)
Free cash flow	366,346	214,875	34,637

Our accounts payable include accounts payable to suppliers associated with our online direct sales business and those to third-party sellers on our online marketplace. From late 2013, we started to provide supply chain financing to our suppliers of online direct sales business. As of December 31, 2013 and June 30, 2014, the balances of financing we provided to our suppliers amounted to RMB0.1 billion and RMB1.4 billion (US$0.2 billion), respectively. Our accounts payable turnover days8 for online direct sales business excluding the impact from supply chain financing were 42.6 days in the second quarter of 2013 and 40.7 days in the second quarter of 2014.

Our net inventories have increased from RMB6.4 billion as of December 31, 2013 to RMB10.8 billion (US$1.7 billion) as of June 30, 2014. Our inventory turnover days9 were 34.0 days in the second quarter of 2013 and 34.3 days in the second quarter of 2014.

4  Each ADS represents two ordinary shares.

5  As used in this press release, non-GAAP net income/(loss) per weighted average shares is calculated by dividing non-GAAP net income/(loss) by the weighted average number of shares of permanent equity securities outstanding during the period. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per weighted average shares multiplied by two.

6  As used in this press release, non-GAAP free cash flow is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

7  Internet financing activities include financial products, “Jingbaobei” and “JD Baitiao”, we provide to our suppliers and customers.

8  As used in this press release, accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

9  As used in this press release, inventory turnover days for a given period are equal to average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period.

Third Quarter 2014 Guidance

Net revenues for the third quarter of 2014 are expected to be between RMB28.0 billion and RMB29.0 billion, representing growth of between 55% and 61% compared with the third quarter of 2013. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Non-GAAP Measures

In evaluating our business, we consider and use non-GAAP measures, adjusted net income/(loss) and free cash flow, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We define adjusted net income/(loss) as net loss excluding share-based compensation and amortization of intangible assets resulting from assets and business acquisitions. We define free cash flow as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchases of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income/(loss) enables our management to assess our operating results without considering the impact of share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, which are non-cash charges. Free cash flow enables our management to assess our liquidity and cash flow while taking into account the demands that the expansion of our fulfillment infrastructure and technology platform has placed on our financial resources. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect our operations. Share-based compensation and amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Conference Call

JD.com’s management will hold a conference call at 8:00 am Eastern Time on August 15, 2014 (8:00 pm Beijing/Hong Kong Time on August 15, 2014) to discuss the second quarter 2014 financial results.

Listeners may access the call by dialing the following numbers:

US:	+1-855-298-3404 or +1-631-5142-526
Hong Kong	+852-5808-3202 or 800-905-927
China	400-1200-539
International	+65-6823-2299
Passcode:	8373385

A replay of the conference call may be accessed by phone at the following numbers until August 22, 2014:

US:	+1-866 846 0868
International	+61-2-9641-7900
Passcode:	8373385

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc

JD.com, Inc. is the leading online direct sales company in China. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 97 warehouses with an aggregate gross floor area of approximately 1.8 million square meters in 39 cities, and 1,808 delivery stations and 715 pickup stations in 1,780 counties and districts across China, staffed by its own employees. The Company provided same-day delivery in 111 counties and districts under its 211 program and next-day delivery in another 622 counties and districts across China as of June 30, 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China

Ruiyu Li

Investor Relations

JD.com, Inc.

+86 (10) 5895-5597

IR@JD.com

Josh Gartner

Media

JD.com, Inc.

+86 (10) 5895-9315

Josh.Gartner@JD.com

U.S.

Cindy Zheng

Brunswick Group

+1 (212) 333-3810

JDIR@brunswickgroup.com

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	10,812,339	27,535,976	4,438,709
Restricted cash	1,887,387	3,709,251	597,919
Short-term investments	1,903,224	3,947,134	636,265
Accounts receivable, net	502,089	1,511,809	243,699
Advance to suppliers	769,765	709,118	114,307
Inventories, net	6,386,155	10,781,375	1,737,922
Prepayments and other current assets	219,102	545,687	87,962
Amount due from related parties	—	202,931	32,712
Total current assets	22,480,061	48,943,281	7,889,495

Non-current assets:
Property, equipment and software, net	1,024,428	1,882,252	303,413
Construction in progress	1,237,644	1,119,530	180,465
Land use rights, net	598,853	931,277	150,119
Intangible assets, net	215,802	7,596,230	1,224,487
Goodwill	14,649	2,622,470	422,734
Equity investments	36,502	322,390	51,968
Other non-current assets	401,873	459,016	73,992
Total non-current assets	3,529,751	14,933,165	2,407,178

Total assets	26,009,812	63,876,446	10,296,673

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	As of
	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Short-term bank loans	932,826	2,842,594	458,217
Accounts payable	11,018,865	15,521,155	2,501,959
Advances from customers	2,055,625	3,299,307	531,837
Deferred revenues	208,527	306,415	49,393
Taxes payable	278,256	419,378	67,602
Amount due to related parties	—	461,407	74,377
Accrued expenses and other current liabilities	2,269,798	3,144,678	506,913
Deferred tax liabilities	6,087	45,853	7,391
Total current liabilities	16,769,984	26,040,787	4,197,689

Total liabilities	16,769,984	26,040,787	4,197,689

MEZZANINE EQUITY
Series C convertible redeemable preferred shares	7,173,263	—	—

SHAREHOLDERS’ EQUITY:
Series A and A-1 convertible preferred shares	255,850	—	—
Series B convertible preferred shares	88,241	—	—
Ordinary shares (US$0.00002 par value, 100,000,000,000 shares authorized, 2,763,756,650 shares issued and 2,724,477,608 shares outstanding as of June 30, 2014.)	199	354	57
Additional paid-in capital	6,251,869	46,769,696	7,539,122
Statutory reserves	2,648	2,648	427
Accumulated deficit	(4,263,624)	(8,641,302)	(1,392,950)
Accumulated other comprehensive loss	(268,618)	(295,737)	(47,672)
Total shareholder’s equity	2,066,565	37,835,659	6,098,984
Total liabilities, mezzanine equity, and shareholders’ equity	26,009,812	63,876,446	10,296,673

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	For the three months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
Net revenues
Online direct sales	16,895,282	27,018,303	4,355,262
Services and others	557,884	1,594,547	257,036
Total net revenues	17,453,166	28,612,850	4,612,298

Operating expenses (1)(2)
Cost of revenues	(15,899,888)	(25,457,621)	(4,103,685)
Fulfillment	(978,632)	(2,001,753)	(322,676)
Marketing	(428,216)	(1,066,020)	(171,839)
Technology and content	(218,182)	(419,990)	(67,701)
General and administrative	(160,557)	(455,411)	(73,411)
Total operating expenses	(17,685,475)	(29,400,795)	(4,739,312)
Loss from operations	(232,309)	(787,945)	(127,014)
Other income/(expenses)
Interest income	96,504	154,912	24,971
Interest expense	(3,395)	(8,302)	(1,338)
Others, net	112,830	59,169	9,538
Loss before tax	(26,370)	(582,166)	(93,843)
Income tax expenses	(1,949)	(364)	(59)
Net loss	(28,319)	(582,530)	(93,902)
Preferred shares redemption value accretion	(455,894)	(6,463,766)	(1,041,938)
Net loss attributable to holders of permanent equity securities	(484,213)	(7,046,296)	(1,135,840)
Net loss per share:
Basic	(0.28)	(2.93)	(0.47)
Diluted	(0.28)	(2.93)	(0.47)
Net loss per ADS:
Basic	(0.57)	(5.86)	(0.94)
Diluted	(0.57)	(5.86)	(0.94)

Non-GAAP net income/(loss) per ADS:
Basic	0.04	(0.01)	(0.00)
Diluted	0.04	(0.01)	(0.00)

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	For the three months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
Weighted average shares of permanent equity securities used in computation of earnings per share:
Basic	1,706,448	2,405,564	2,405,564
Diluted	1,706,448	2,405,564	2,405,564

(1) Includes share-based compensation expenses as follows:

Fulfillment	(19,938)	(33,695)	(5,432)
Marketing	(2,145)	(4,671)	(753)
Technology and content	(8,189)	(17,122)	(2,760)
General and administrative	(32,348)	(153,442)	(24,734)

(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(3,150)	(5,589)	(901)
Marketing	—	(305,796)	(49,293)
Technology and content	—	(5,425)	(875)
General and administrative	—	(44,951)	(7,246)

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(In thousands, except per share data)

	For the three months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
Net loss	(28,319)	(582,530)	(93,902)
Other comprehensive loss:
Foreign currency translation adjustments	(70,968)	(51,400)	(8,286)
Net change in unrealized gains on available-for-sale securities:
Unrealized gains, nil of tax	25,569	7,284	1,174
Reclassification adjustment for gains included in “interest income”, nil of tax	(22,912)	(12,199)	(1,966)
Net unrealized gains/(loss) on available-for-sale securities	2,657	(4,915)	(792)
Total other comprehensive loss	(68,311)	(56,315)	(9,078)
Comprehensive loss	(96,630)	(638,845)	(102,980)

JD.com, Inc.

Selected Operating Data

	For the three months ended
	June 30, 2013	June 30, 2014

Active customer accounts[1] (in millions)	19.6	38.1
Orders fulfilled[2] (in millions)	72.6	163.7
GMV[3] (in RMB billions)	30.5	63.0

1 Active customer accounts for a specified period are customer accounts that made at least one purchase during the specified period, whether through online direct sales or online marketplaces but excluding Paipai and QQ Wanggou.

2 Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned.

3 GMV is defined as the total value of all orders placed on our website and mobile applications, including orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in our B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered and products or services on our C2C marketplace, Paipai.com, with list prices above RMB100,000 as well as transactions conducted by buyers on Paipai who make purchases exceeding RMB1,000,000 in the aggregate in a single day.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	For the three months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
Net loss	(28,319)	(582,530)	(93,902)
Add: Share-based compensation	62,620	208,930	33,679
Add: Amortization of intangible assets resulting from assets and business acquisitions	3,150	361,761	58,315
Adjusted net income/(loss)	37,451	(11,839)	(1,908)

Adjusted net income/(loss) per weighted average shares:
Basic	0.02	(0.00)	(0.00)
Diluted	0.02	(0.00)	(0.00)
Adjusted net income/(loss) per ADS:
Basic	0.04	(0.01)	(0.00)
Diluted	0.04	(0.01)	(0.00)